FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Commission File Number: 1-15270

Supplement for the month of March 2009.

NOMURA HOLDINGS, INC.

(Translation of registrant’s name into English)

9-1, Nihonbashi 1-chome

Chuo-ku, Tokyo 103-8645

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X                Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                          No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

Information furnished on this form:

EXHIBIT

Exhibit Number
1.	Nomura Announces Number of Shares to be Issued on Exercise of Purchase Option

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NOMURA HOLDINGS, INC.

Date: March 9, 2009	By:	/s/ Shinichiro Watanabe
Shinichiro Watanabe
Senior Corporate Managing Director

Nomura Announces Number of Shares to be Issued on Exercise of Purchase Option

Tokyo, March 9, 2009—Nomura Holdings, Inc. (the “Company”) today announced that, in relation to the issuance of new shares resolved on February 23, 2009, it has fixed the number of shares to be issued by the exercise of a purchase option granted to the initial international purchaser in the offering to be made overseas for the purchase of the additionally issued shares.

The number of shares issued on the exercise of the purchase option by the initial international purchaser will be 9,372,900 shares.

For Reference

1.	Number of Shares Offered by Public Offering

661,572,900 shares of common stock of the Company (“shares”) which is the sum of (i) through (iii) below.

(i)	361,400,000 new shares purchased by the initial purchaser in the offering made in Japan.

(ii)	290,800,000 new shares purchased by the initial international purchaser in the offering made overseas.

(iii)	9,372,900 shares by the exercise of the purchase option granted to the initial international purchaser in the offering made overseas for the purchase of the additionally issued shares.

2.	Change in the Number of Outstanding Shares as a Result of this Capital Increase by the Public Offering

Total number of outstanding shares at present:	1,965,919,860 shares (as of February 28, 2009)

Increase in number of shares as a result of the capital increase by public offering:	661,572,900 shares

Total number of outstanding shares after the capital increase by public offering:	2,627,492,760 shares

This press release does not constitute an offer of securities in the United States. The shares of Nomura Holdings common stock referred to above have not been, and will not be, registered under the United States Securities Act of 1933, and may not be offered or sold in the United States absent registration thereunder or an applicable exemption from registration requirements.

3.	Use of Proceeds

All proceeds, approximately 262,868,654,032 yen, to be raised through the public offering are planned to be used to make investments (including loans) in the Company’s consolidated subsidiaries in each region to strengthen the Company’s business foundation in Asia (including Japan) and Europe, together with the proceeds of approximately 13,288,956,000 yen to be raised through the third-party allotment resolved on the same date as the public offering. The consolidated subsidiaries expect to use the invested money as working capital.

Ends

For further information please contact:

Name	Company	Telephone
Shuji Sato	Nomura Holdings, Inc.	+ 81-3-3278-0591

Kathy Lindsay	Group Corporate Communications Dept.

Nomura

Nomura is a leading financial services group and the preeminent Asian-based investment bank with worldwide reach. Nomura provides a broad range of innovative solutions tailored to the specific requirements of individual, institutional, corporate and government clients through an international network in over 30 countries. Based in Tokyo and with regional headquarters in Hong Kong, London, and New York, Nomura employs about 26,000 staff worldwide. Nomura’s unique understanding of Asia enables the company to make a difference for clients through five business divisions: domestic retail, global markets, global investment banking, global merchant banking, and asset management. For further information about Nomura, please visit www.nomura.com.

This press release does not constitute an offer of securities in the United States. The shares of Nomura Holdings common stock referred to above have not been, and will not be, registered under the United States Securities Act of 1933, and may not be offered or sold in the United States absent registration thereunder or an applicable exemption from registration requirements.